                     MORGAN STANLEY TOTAL MARKET INDEX FUND
                           1221 Avenue of the Americas
                               New York, NY 10020

November 22, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:    Larry Greene, Division of Investment Management
              Mail Stop 0505

RE:      MORGAN STANLEY TOTAL MARKET INDEX FUND
         (FILE NOS. 333-74337 AND 811-9259)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Total Market Index Fund (the "Fund") filed with the
Securities and Exchange Commission on September 27, 2006. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number
9 to the Fund's registration statement on Form N-1A, which will be filed via
EDGAR on or about November 22, 2006.

                  GENERAL COMMENTS TO FORM N-1A
                  -----------------------------

COMMENT 1.        PLEASE FILE A RESPONSE LETTER TO THESE COMMENTS VIA EDGAR,
                  INCLUDING THE "TANDY" PROVISION.

                              Response 1. This response letter addressing the
                              Staff's comments has been filed via EDGAR
                              correspondence, including the "Tandy" provision,
                              separate from the corresponding Post-Effective
                              Amendment.

                  COMMENTS TO THE PROSPECTUS
                  --------------------------

COMMENT 2.        PLEASE NOTE THAT CERTAIN SIDEBARS IN THE PROSPECTUS APPEAR
                  IN ALL CAPS IN THE EDGAR FILINGS WITH THE COMMISSION. PLEASE
                  CONFIRM THAT THEY ARE NOT IN ALL CAPS AS THEY APPEAR IN THE
                  PRINTED PROSPECTUS.

                              Response 2. This disclosure appears in italics in
                              the Fund's printed prospectus, not all caps.

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COMMENT 3.        IN THE "PRINCIPAL RISK" SECTION OF THE PROSPECTUS, PLEASE ADD
                  APPROPRIATE RISK DISCLOSURE RELATING TO RE-BALANCING OF THE
                  FUND TO TRACK THE SECURITIES OF THE INDEX.

                              Response 3. The prospectus currently includes such
                              disclosure. In the "Index Fund" section on page 2
                              of the prospectus, we disclose that the Investment
                              Adviser's ability to achieve the desired
                              correlation between the Fund and the Index will
                              depend upon the success of the statistical
                              sampling utilized by the Investment Adviser and
                              the Investment Adviser's ability to manage cash
                              flow.

COMMENT  4.       IN THE "FEES AND EXPENSES" SECTION OF THE PROSPECTUS, CONSIDER
                  MOVING THE FOOTNOTES TO AFTER THE EXAMPLE.

                              Response 4. We respectfully acknowledge the
                              comment, but believe the current placement of the
                              footnotes is appropriate. We believe to move the
                              footnotes to below the Example would diminish the
                              impact of the information and could result in a
                              shareholder being unable to locate the footnotes.

COMMENT 5.        PLEASE CONFIRM WHETHER TOTAL ANNUAL FUND OPERATING EXPENSES
                  SHOWN IN THE FEE TABLE ARE NET OF THE WAIVERS REFERRED TO IN
                  FOOTNOTE 6 TO THE FEE TABLE.

                              Response 5. We have revised the Annual Fund
                              Operating Expenses table to show both gross
                              expenses as well as expenses net of the fee
                              waivers. We have also included a line in the table
                              showing the waiver amounts.

COMMENT 6.        PLEASE CLARIFY SUPPLEMENTALLY WHETHER THE INVESTMENT ADVISER
                  OR THE ADMINISTRATOR ARE ABLE TO RECOUP ANY OF THEIR WAIVED
                  FEES REFERRED TO IN FOOTNOTE 6 TO THE FEE TABLE.

                              Response 6. The Investment Adviser and the
                              administrator are not able to recoup any fees
                              waived.

                  COMMENTS TO THE SAI
                  -------------------

COMMENT 7.        PLEASE ADD A DESCRIPTION OF THE FUND'S POLICIES WITH RESPECT
                  TO BORROWING AND ISSUANCE OF SENIOR SECURITIES TO THE SAI.

                              Response 7. The SAI currently includes such
                              disclosure. Please see the section titled
                              "Description of the Fund and Its Investments and
                              Risks - Investment Strategies and Risks -
                              Borrowing."

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As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

     o   the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

     o   the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the
         Commission from taking any action with respect to the filings; and

     o   the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6810. Thank you.

Sincerely,

/s/ Eric C. Griffith

Eric C. Griffith

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